Exhibit 3

Vintage Capital Management, LLC
4705 S. Apopka Vineland Road, Suite 206
Orlando, FL 32819

June 19, 2019

Via E-mail and Federal Express

Red Robin Gourmet Burgers, Inc.
6312 S. Fiddler’s Green Circle, Suite 200N
Greenwood Village, Colorado 80111
Attention: Corporate Secretary

Re: Written Request to Convene a Special Meeting of Stockholders

Ladies and Gentlemen:

Vintage Capital Management, LLC, a Delaware limited liability company (“Vintage”), with a business address of 4705 S. Apopka Vineland Road, Suite 206, Orlando, FL 32819, is (i) the record owner of 100 shares of common stock, par value $0.001 per share (the “Common Stock”), of Red Robin Gourmet Burgers, Inc., a Delaware corporation (“Red Robin” or the “Company”), and (ii) the beneficial owner of 1,500,000 shares of Common Stock (including the 100 shares of Common Stock held in record name). Information regarding the beneficial ownership of the shares of Common Stock by Vintage is set forth in the Schedule 13D filed by Vintage with the Securities and Exchange Commission (the “SEC”) on May 9, 2019, as amended, which information is incorporated herein by reference. According to the Quarterly Report on Form 10-Q filed by the Company with the SEC on May 30, 2019, as of May 28, 2019, there were 12,966,146 shares of Common Stock issued and outstanding. The shares of Common Stock owned of record and beneficially by Vintage therefore represent in excess of 10% of the voting power of all of the outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

Vintage hereby delivers to you, the Corporate Secretary of the Company, this written request to call a special meeting of the Company’s stockholders (the “Special Meeting”) pursuant to Article Fifth, Clause (D) of the Restated Certificate of Incorporation of the Company (the “Charter”) and Article I, Section 2 of the Fourth Amended and Restated Bylaws of the Company (the “Bylaws”). The proposals that Vintage presently intends to include for consideration of the stockholders of the Company at the Special Meeting are those described on Exhibit A hereto. The foregoing is without limitation of any rights of Vintage to amend, modify or supplement the proposals (including by adding additional proposals) to be voted upon by the stockholders of the Company at the Special Meeting in accordance with the Charter and Bylaws.

While Vintage understands that the Company has some discretion in establishing the date, time, place and record date for the Special Meeting, we caution the Company not to attempt to delay the calling or convening of the Special Meeting. To be even more clear, if the Company has not provided notice to stockholders of the date of the Special Meeting promptly following the date of this letter (which Special Meeting shall be held within sixty (60) days of such date), then Vintage will have no choice but to conclude that the Company does not have a good-faith intent to call the Special Meeting in a timely manner and Vintage will seek to enforce any and all rights under applicable law and otherwise.

Vintage hereby expressly reserves all of its rights and remedies, whether in respect of the Special Meeting or otherwise.

Very truly yours,

Brian Kahn
Manager
Vintage Capital Management, LLC

cc:	Tariq Mundiya

Russell Leaf

Exhibit A

Anticipated Proposals of Vintage to be Considered at the Special Meeting of Stockholders1

Without limitation of any rights of Vintage to amend, modify or supplement the proposals (including by adding additional proposals) to be voted upon by the stockholders of the Company at the Special Meeting in accordance with the Charter and Bylaws, Vintage presently intends to bring the following proposals for consideration by the stockholders of the Company at the Special Meeting:

1.	To pass a binding resolution removing from office, without cause, five members of the current Board who will be identified by Vintage, as well as any person or persons elected or appointed to the Board without stockholder approval after the date hereof and up to and including the date of the Special Meeting (but excluding any directors designated to the Board as contemplated by Proposal 2 below), each such removal to become effective upon the conclusion of the Special Meeting;

2.	To pass a non-binding resolution directing the persons serving as members of the Board immediately after giving effect to the Special Meeting, to fill the vacancies created on the Board by the removal of any or all of the members of the Board at the Special Meeting as contemplated by Proposal 1 with the nominees designated by Vintage, which nominees will be identified, in accordance with the terms set forth in the Charter and Bylaws, in the materials to be submitted by Vintage to the Company following the date of the letter to which this Exhibit B is attached;

3.	To pass a binding resolution repealing any amendment or provision of the Bylaws adopted and approved by the Board from and after the date of the letter to which this Exhibit B is attached through and including the date of the Special Meeting;

4.	To pass a non-binding resolution directing the persons serving as members of the Board immediately after giving effect to the Special Meeting (and, if applicable, the filling of the vacancies on the Board as provided in Proposal 2 above) to redeem all but not less than all of the then outstanding rights that are subject to the Rights Agreement, dated as of June 4, 2019, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent; and

5.	To pass a non-binding resolution directing the persons serving as members of the Board immediately after giving effect to the Special Meeting (and, if applicable, the filling of the vacancies on the Board as provided in Proposal 2 above) to explore any and all strategic alternatives that may be available to the Company, including the sale of the Company.

1 Capitalized terms used in this Exhibit B and not defined herein shall have the meanings ascribed thereto in the letter to which this Exhibit B is attached.